Exhibit (a)(5)(B)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF CARVER	FIRST JUDICIAL DISTRICT

CASE TYPE: CIVIL

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ELIZABETH KUZIO, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Nominal Defendant FSI International, Inc.,

Plaintiff,

                        vs.

DONALD S. MITCHELL, JAMES A.

BERNARDS, TERRENCE W. GLARNER,

STAN K. YARBRO, DAVID V. SMITH,

TOKYO ELECTRON LIMITED, and RB

MERGER CORP.,

Defendants,

                        vs.

FSI INTERNATIONAL, INC.,

Nominal Defendant.

: : : : : : : : : : : : : : : : : : : : : :	Case No. CLASS ACTION SHAREHOLDER DERIVATIVE AND DIRECT CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES, WASTE OF CORPORATE ASSETS, AND ABUSE OF CONTROL JURY TRIAL DEMAND
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Plaintiff Elizabeth Kuzio (“Plaintiff”), individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant FSI International, Inc. (“FSI” or the “Company”), respectfully brings this direct class action for breach of fiduciary duties, waste of corporate assets, and abuse of control on behalf of the public shareholders of FSI and derivatively on behalf of FSI and against the herein-named defendants. Upon information and belief, Plaintiff alleges the following:

SUMMARY OF THE ACTION

1. This is a stockholder derivative and direct class action brought by Plaintiff individually and on behalf of the public holders of FSI common stock, and derivatively on behalf of FSI, against FSI, its Board of Directors (the “Board”), and Tokyo Electron Limited (“Tokyo Electron”), arising out of breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell FSI to Tokyo Electron at a substantial discount via an inherently unfair process designed to take advantage of a cyclical downturn in FSI’s stock price and to ensure that Tokyo Electron, and only Tokyo Electron, continues to participate in FSI’s improving financial condition (the “Proposed Transaction”).

2. On August 13, 2012, FSI announced that it had entered into an Agreement and Plan of Merger with Tokyo Electron (the “Merger Agreement”) pursuant to which Tokyo Electron will commence a tender offer (the “Tender Offer”) to acquire all the outstanding shares of FSI common stock for $6.20 per share in cash (the “Merger Consideration”), or an aggregate equity purchase price of approximately $252.5 million. Upon completion of the Tender Offer, all the remaining outstanding shares of FSI common stock will be converted into the right to receive the Merger Consideration. The Board has unanimously approved the Merger Agreement and unanimously recommends that the shareholders of the Company tender their shares in the Tender Offer.

3. The Proposed Transaction is the product of a fundamentally flawed process that fails to maximize shareholder value, in breach of the Defendants’ fiduciary duties, and that is designed to ensure the acquisition of FSI by Tokyo Electron on terms preferential to Tokyo Electron and FSI’s Board members but detrimental to Plaintiff and the other public shareholders of FSI. Specifically, the Merger Consideration significantly undervalues the Company, the Proposed Transaction was approved by conflicted Directors, the Merger Agreement unlawfully binds the parties to the unfair terms of the Proposed Transaction and impermissibly deters potential topping bidders, and the Merger Agreement enables Tokyo Electron to circumvent shareholder approval of the Proposed Transaction.

4. First, the Merger Consideration significantly undervalues the Company and is merely an attempt by Tokyo Electron to acquire FSI during a cyclical downturn in FSI’s stock price. As noted in FSI’s latest annual report to its shareholders, “[t]he microelectronics industry is cyclical in nature and experiences periodic downturns. . . . Our business is cyclical but is not seasonal to any significant extent.”1 Just before the Proposed Transaction was announced, FSI was experiencing such a “periodic downturn,” and as a result, the Company’s share price did not accurately reflect the Company’s true intrinsic value. Defendants clearly timed the Proposed Transaction to take advantage of this temporary dip in FSI’s stock price in order to acquire this valuable company for a bargain while creating the appearance of price premium to the Company’s shareholders.

5. The Merger Consideration also does not reflect FSI’s undeniable growth potential. Specifically, fiscal 2011 presented some temporary challenges to FSI’s business, such as the 8.9 magnitude earthquake and resulting tsunami that affected Japan in March 2011. This catastrophic

[1]	Available at http://sec.gov/Archives/edgar/data/841692/000119312511297076/d251512d-10k.htm (last visited Aug. 13, 2012).

event impacted many of FSI’s large customers, which in turn, negatively affected FSI’s business and stock price. Since 2011, however, FSI has demonstrated its true worth and growth potential. For three consecutive quarters in fiscal 2012, FSI has reported exponentially improving financial results, in some instances, even surpassing stock analysts’ predictions. Furthermore, FSI has carried substantial cash on hand and no debt throughout this period. This positive trend in FSI’s performance indicates that its share price will continue to improve and will soon surpass the discounted Merger Consideration. To be sure, stock analysts predict FSI’s earnings will grow by 82.50 percent in fiscal 2012, 72.20 percent in fiscal 2013, and by 20 percent each year over the next five years; far surpassing the industry as a whole.

6. Furthermore, the Merger Consideration does not compensate FSI shareholders for the synergistic value that Tokyo Electron and its shareholders will enjoy from the Proposed Transaction. It is clear, therefore, that the Merger Consideration does not properly value FSI and will not adequately compensate FSI shareholders for their investment. Thus, any “premium” Defendants may tout is illusory.

7. Adding to this concern is the fact that certain FSI Directors who voted to approve the Proposed Transaction suffer from incurable conflicts of interest that hinder their ability to faithfully exercise their fiduciary duties towards the FSI shareholders. As one example, Defendant Donald S. Mitchell (“Mitchell”), President, Chief Executive Officer (“CEO”), and Chairman of the Board, will continue to serve as President of the post-merger company and will be handsomely compensated as a result. These insider benefits will not be enjoyed by the other public shareholders of FSI, like Plaintiff and the Class, who will be stripped of their investment for inadequate consideration.

8. To make matters worse, Defendants have attempted to unlawfully bind FSI shareholders to the unfair Proposed Transaction by including several provisions in the Merger Agreement that operate to protect the deal and deter any potential topping bidders (the “Deal

Protection Devices”). For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. Should an unsolicited topping bidder somehow emerge, the Merger Agreement grants Tokyo Electron information matching rights that allow it to piggyback off the due diligence and expense of another interested bidder. The Merger Agreement also requires FSI to publicly reconfirm its support for the Proposed Transaction within ten days if requested by Tokyo Electron. Should a topping bidder still be undeterred, however, the Merger Agreement requires FSI to pay Tokyo Electron an $8,837,500 termination fee. The collective effect of these Deal Protection Devices is to unlawfully bind FSI to the Proposed Transaction by making the Company appear less attractive in order to deter any potential topping bidders who would properly compensate FSI shareholders for their shares through a fair process.

9. As if all of this were not enough, the Merger Agreement leaves FSI shareholders helpless to oppose the Proposed Transaction without Court intervention. Specifically, should FSI’s shareholders oppose they Proposed Transaction by refusing to tender a majority of the outstanding shares of the Company’s common stock (a condition precedent to closing the Tender Offer), the Merger Agreement grants Tokyo Electron an irrevocable option to purchase an aggregate number of newly-issued FSI shares that would allow it to possess a majority of the outstanding FSI shares, thus circumventing shareholder approval of the Proposed Transaction (the “Top-up Option”).

10. Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest FSI’s public shareholders of their equity holdings and end FSI’s independent existence without providing FSI and its shareholders the maximized value to which they are entitled. Defendants know FSI will continue to produce substantial revenue and earnings for its shareholders and have engaged in self-dealing to assure themselves participation in the future growth in the Company after the Proposed Transaction is completed. Herein, Plaintiff alleges that the Proposed Transaction is being accomplished by deception, illegality, and in breach of Defendants’ fiduciary duties owed to FSI shareholders.

11. Herein, Plaintiff seeks equitable relief only.

PARTIES

12. Plaintiff is, and at all material times was, a shareholder of FSI. Plaintiff is a resident of Hillsborough, NJ and holds 8,400 shares of FSI common stock. Plaintiff has had continuous and uninterrupted ownership of her FSI shares since April 16, 2012.

13. Nominal Defendant FSI is a Minnesota corporation with its corporate headquarters located at 3455 Lyman Boulevard, Chaska, Minnesota 55318. FSI designs, manufactures, markets, and supports equipment used in the fabrication of microelectronics, such as advanced semiconductor devices. More specifically, FSI manufactures, markets, and supports surface conditioning equipment that uses wet, cryogenic, and other chemistry techniques to clean, strip, or etch the surfaces of silicon wafers and supplies refurbished microlithography products, which are used to deposit and develop light sensitive films. FSI directly sells and services its products in North America, Europe, and the Asia Pacific region. FSI common stock is listed and traded on the NASDAQ Stock Exchange under the ticker symbol, “FSII.”

14. Defendant Mitchell is, and at all material times was, President, CEO, and Chairman of the Board of FSI. Mitchell was named President and CEO of FSI in December 1999, appointed a director in March 2000, and became Chairman of the Board on January 23, 2002. From its formation in 1998 until December 1999, Mitchell was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, Mitchell served as President of Schumacher, Inc., a global chemical equipment and services supplier to the semiconductor industry. From 1999 to 2000, Mitchell served as the Chairman of the Board of Directors of Semiconductor Equipment and Materials International (“SEMI”), a global industry trade association.

15. Defendant James A. Bernards (“Bernards”) is, and at all material times was, a Director of FSI. Bernards has served as a Director of FSI since July 1981. Since June 1993, Bernards has been President of Facilitation, Inc., a provider of business and financial consulting services. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager. Bernards was a practicing CPA from 1973 to 1993 and has been a director of six public companies and several private companies.

16. Defendant Terrence W. Glarner (“Glarner”) is, and at all material times was, a Director of FSI. Since February 1993, Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc., two venture capital funds. Glarner is also a director of Aetrium, Inc. and NVE Corporation.

17. Defendant Stan K. Yarbro (“Yarbro”) is, and at all material times was, a Director of FSI. Yarbro has held technical, management, and executive positions in the semiconductor equipment industry for over 25 years. Since 2004, Yarbro has been employed at Varian Semiconductor Equipment Associates, Inc., a supplier of implant technology and equipment to the semiconductor industry, most recently as Executive Vice President of Worldwide Field Operations. From 1997 to 2004, Yarbro held several management positions at KLA Tencor Corporation, including Group Vice President of Worldwide Field Operations. From 1994 to 1997, Yarbro was President of Park Scientific, a venture-funded supplier of scanning probe microscopes. Yarbro has previously served on the board of public and private companies.

18. Defendant David V. Smith (“Smith”) is, and at all material times was, a Director of FSI. From January 2006 to April 2008, Smith was President, CEO, and Director of GlobiTech Holding Company, a privately-held epitaxial services company based in Sherman, Texas. Smith retired as the President of TECH Semiconductor Singapore Pte. Ltd. (“TECH Semiconductor”) in June 2002. TECH Semiconductor is a joint venture DRAM memory chip manufacturing company formed by Texas Instruments, the Economic Development Board of Singapore, Canon and Hewlett-Packard. Prior to joining TECH Semiconductor, Smith served in a variety of positions with Texas Instruments, including the Managing Director of Texas Instruments Singapore and the Deputy Worldwide Memory Operations Manager of Texas Instruments Malaysia, Bipolar Operations Manager of Texas Instruments Malaysia, and Discrete Operations Manager. Smith was also Texas Instruments’ Korea’s Manager from 1978 to 1980.

19. The Defendants named in paragraphs 14-18 are sometimes collectively referred to herein as the “Individual Defendants.”

20. Defendant Tokyo Electron is a Japanese company mainly engaged in the manufacture and sale of electronic products for industrial use. The Semiconductor Manufacturing Equipment segment provides coaters and developers for wafer processing, plasma etching equipment, thermal processing systems, single wafer deposition systems, cleaning systems and others. The Flat-panel Display (“FPD”) and Photovoltaic Cell (“PV”) Manufacturing Equipment segment offers coaters and developers for FPD manufacturing, ashing devices, and plasma chemical vapor deposition (“CVD”) devices. The Electronic Component and Information Communication Equipment segment designs, develops, purchases and sells semiconductor products such as integrated circuits (“ICs”), computer and network equipment, software and others. Tokyo Electron stock is listed and traded on the Tokyo Stock Exchange under the ticker symbol, “8035.”

21. Defendant RB Merger Corp. is a Minnesota corporation, an indirect wholly owned subsidiary of Defendant Tokyo Electron, and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

22. Defendants Tokyo Electron and RB Merger Corp. are collectively referred to herein as “Tokyo Electron.”

JURISDICTION AND VENUE

23. Jurisdiction is proper in this District because FSI is headquartered in, and regularly transacts business within, Carver County, Defendants have committed torts within Carver County, Defendants solicit business in Carver County, Defendants derive substantial revenue from interstate or international commerce, and/or Defendants should reasonably expect their acts to have consequences in Carver County

24. Venue is proper in this District because, inter alia, FSI’s principal place of business is located in Carver County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of herein took place, in all or substantial part, in Carver County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

26. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

27. In accordance with their duties of loyalty and good faith under Minn. Stat. §302A.251, the Individual Defendants, as directors and/or officers of FSI, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense, or to the detriment, of the public shareholders.

28. Defendants are also obliged to honor their duty of candor to FSI’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all the information that will enable them to make informed, rational, and intelligent decisions about whether to vote or tender their shares.

29. Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence, owed to Plaintiff and other public shareholders of FSI. Defendants stand on both sides of the transaction, are engaging in self dealing, and are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their shares of FSI common stock in the Proposed Transaction.

30. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor, and independence in connection with the Proposed Transaction, the burden of proving the inherent, or entire fairness, of the Proposed Transaction, including all aspects of its negotiation, structure, price, and terms, is placed upon Defendants as a matter of law.

SUBSTANTIVE ALLEGATIONS

The Company’s Future Success Is Undeniable

31. FSI is a leading global manufacturer of surface conditioning equipment for microelectronics manufacturing.

32. Like many other businesses, FSI suffered during the economic crash of 2008. As an illustration, on March 9, 2009, FSI common stock traded at a paltry $0.23 per share. FSI recovered well, however, eventually improving its stock price to $4.93 per share on June 14, 2010 — an increase of over 2,000 percent in just 13 months. FSI’s stock price ultimately climbed to its peak on May 13, 2011, where it traded at $5.28 per share:2

[2]	Available at http://finance.yahoo.com/q/bc?s=FSII+Basic+Chart (last visited Aug. 13, 2012).

33. On March 11, 2011, Japan experienced an 8.9 magnitude earthquake, triggering a tsunami that lead to widespread damage and business interruption. The repercussions of the Japan earthquake and tsunami impacted several of FSI’s significant customers, resulting in product order delays and requests for delays of system shipments from several customers in the third quarter of fiscal 2011. As a result, both semiconductor and equipment producers became more cautious with respect to the outlook for the remainder of FSI’s fiscal 2011. FSI was unable to predict what, if any, additional impact the interruptions in Japan would have on its future operations, and as a result, on June 1, 2011, FSI lowered its previously announced revenue guidance for the third quarter of fiscal 2011 from over $30 million to a range of between $25 and $27 million, dropping even further from Reuters analysts’ original prediction of $32 million.

34. The impact of the Japan earthquake (a temporary event), coupled with FSI’s inability to meet analysts’ predictions, caused FSI’s stock price to plummet from its peak of $5.82 per share to $1.82 per share on September 23, 2011.

35. Despite the acute challenges it faced in fiscal 2011, FSI recovered impressively in fiscal 2012. Indeed, FSI reported exponentially improving sales in all three quarters of fiscal 2012- an increase of 22 percent ($13.3 million) in the first quarter, 25 percent ($38.5 million) in the second quarter (significantly bypassing analysts’ predictions of $26 million), and 98 percent ($50.8 million) in the third quarter. FSI also reported impressive improvements in earnings in those three quarters. Indeed, after reporting a $3 million loss in the first quarter of fiscal 2012, FSI’s earnings eventually climbed to $3.7 million in the second quarter (significantly bypassing analysts’ predictions of $1 million), and to an impressive $10 million in the third quarter of fiscal 2012. Also noteworthy is the fact that FSI carried significant cash on hand and no debt throughout this period.

36. The future performance of FSI certainly seemed to be heading in a positive direction. And indeed, on March 28, 2012, after FSI released second quarter results that far surpassed analysts’ predictions, a Zacks Investment Research (“Zacks”) analyst ranked FSI stock as a “Strong Buy” with “both growth and value characteristics.”3 Zacks analysts noted that FSI stock was “a real bargain during last year’s sell-off” and that the shares “have since rebounded to nearly 2-year highs,” but opined that even at $5.20 per share, “there’s still plenty of value.”4

37. FSI has demonstrated its resiliency as a company and its ability to earn more than its current stock price might reflect, and the Company is clearly poised for continued growth and success. In fact, analysts predict FSI’s earnings will grow by 82.50 percent in fiscal 2012, 72.20 percent in fiscal 2013, and by 20 percent each year over the next five years; far surpassing the industry as a whole:5

[3]	Available at http://finance.yahoo.com/news/zacks-releases-four-powerful-buy-115418370.html (last visited Aug. 13, 2012).
[4]	Available at http://finance.yahoo.com/news/fsi-international-fsii-zacks-rank-050030346.htm (last visited Aug. 13, 2012).
[5]	Available at http://investing.money.msn.com/investments/earnings-estimates?symbol=fsii (last visited Aug. 13, 2012).

38. Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential, on August 13, 2012, Defendants announced the unfair Proposed Transaction:6

TOKYO ELECTRON TO ACQUIRE FSI INTERNATIONAL

Tokyo, and Chaska, MN (August 13, 2012) Tokyo Electron Limited (“TEL”; Headquarters: Tokyo; President and CEO: Hiroshi Takenaka) (TSE: 8035) and FSI International, Inc (“FSI”; Headquarters: Chaska, Minnesota, USA; Chairman and CEO: Donald Mitchell) (NASDAQ: FSII), announced today that they have entered into a definitive agreement under which TEL will acquire FSI for $6.20 per share in cash, or an aggregate equity purchase price of approximately $252.5 million.

The purchase price represents a premium of 53.5% to the closing price of FSI’s common shares on August 10, 2012. The acquisition, which will be completed pursuant to a cash tender offer followed by a second step merger, has been unanimously approved by the boards of directors of TEL and FSI. The board of directors of FSI unanimously recommends that FSI’s shareholders tender their shares into the tender offer. The transaction is expected to close in calendar year.

[6]	Available at http://www.fsi-intl.com/index.php/news-events/2012/493-tokyo-electron-to-acquire-fsi-international (last visited Aug. 13, 2012).

Surface preparation has increasingly become a critical technology in semiconductor manufacturing, and TEL is focused on improving its market position. FSI is a leading provider of cleaning and surface preparation equipment with process capabilities complementary to TEL’s. FSI’s innovative technologies, combined with TEL’s expertise and strong track record as a provider of fundamentally reliable batch and single wafer surface preparation equipment with high productivity and outstanding low defect performance, will enable TEL to provide an even stronger overall product lineup. Additionally, the diverse set of tool capabilities greatly enhances TEL’s capacity to offer value-added solutions for the new surface preparation challenges that will inevitably come in the future.

Hiroshi Takenaka, President and CEO of TEL, commented: “FSI has a long history as a technology innovator in surface preparation. They have repeatedly developed creative solutions to key challenges in semiconductor manufacturing. I’m convinced that the acquisition will expand TEL’s business by strengthening our ability to provide effective solutions for the full range of current and future customer applications, thereby increasing value to our shareholders.”

Donald Mitchell, Chairman and CEO of FSI, added: “This transaction represents a compelling opportunity for FSI shareholders, employees and customers. By combining the market position, scale and operational excellence of Tokyo Electron with the leading edge surface preparation solutions from FSI we can ensure that semiconductor manufacturers have access to the advanced technology they need for success at 28 nanometers and below. We are pleased to become part of Tokyo Electron, a premier company in the semiconductor production equipment industry.”

Under the terms of the definitive merger agreement between TEL and FSI, TEL, through an indirect wholly-owned subsidiary, will commence a cash tender offer to purchase all of the outstanding shares of FSI’s common stock for $6.20 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of FSI’s outstanding shares of common stock, on a fully diluted basis, and receipt of required regulatory approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer that would result in all shares not tendered in the tender offer being converted into the right to receive $6.20 per share in cash. TEL will finance the acquisition from its existing cash resources.

Goldman Sachs is serving as exclusive financial adviser to Tokyo Electron in connection with the acquisition, and Jones Day is its legal adviser. Barclays is serving as exclusive financial adviser to FSI in connection with the acquisition, and Faegre Baker Daniels LLP is its legal adviser.

*   *   *

39. The Proposed Transaction is the product of a fundamentally flawed process that fails to maximize shareholder value, in breach of the Defendants’ fiduciary duties, and that is designed to ensure the acquisition of FSI by Tokyo Electron on terms preferential to Tokyo Electron and FSI’s Board members but detrimental to Plaintiff and the other public shareholders of FSI. Specifically, the Merger Consideration significantly undervalues the Company, the Proposed Transaction was approved by conflicted Directors, the Merger Agreement unlawfully binds the parties to the unfair terms of the Proposed Transaction and impermissibly deters potential topping bidders, and the Merger Agreement enables Tokyo Electron to circumvent shareholder approval of the Proposed Transaction.

40. First, the Merger Consideration significantly undervalues the Company and is merely an attempt by Tokyo Electron to acquire FSI during a cyclical downturn in FSI’s stock price. As noted in FSI’s latest annual report to its shareholders, “[t]he microelectronics industry is cyclical in nature and experiences periodic downturns.... Our business is cyclical but is not seasonal to any significant extent.”7 Just before the Proposed Transaction was announced, FSI was experiencing such a “periodic downturn,” and as a result, the Company’s share price did not accurately reflect the Company’s true intrinsic value. Defendants clearly timed the Proposed Transaction to take advantage of this temporary dip in FSI’s stock price in order to acquire this valuable company for a bargain while creating the appearance of price premium to the Company’s shareholders.

41. The Merger Consideration also does not reflect FSI’s undeniable growth potential. Specifically, fiscal 2011 presented some temporary challenges to FSI’s business, such as the 8.9 magnitude earthquake and resulting tsunami that affected Japan in March 2011. This catastrophic

[7]	Available at http://sec.gov/Archives/edgar/data/841692/000119312511297076/d251512d-10k.htm (last visited Aug. 13, 2012).

event impacted many of FSI’s large customers, which in turn, negatively affected FSI’s business and stock price. Since 2011, however, FSI has demonstrated its true worth and growth potential. For three consecutive quarters in fiscal 2012, FSI has reported exponentially improving results, even surpassing stock analysts’ predictions in some instances. Furthermore, FSI has carried substantial cash on hand and no debt throughout this period. This positive trend in FSI’s performance, as well as stock analysts’ optimistic view of the Company’s future growth potential, indicates that FSI’s share price will continue to improve and will soon surpass the discounted Merger Consideration. Furthermore, the Merger Consideration does not compensate FSI shareholders for the synergistic value that Tokyo Electron and its shareholders will enjoy from the Proposed Transaction:

42. It is clear, therefore, that the Merger Consideration does not properly value FSI and will not adequately compensate FSI shareholders for their investment. Thus, any “premium” Defendants may tout is illusory.

43. Adding to this concern is the fact that certain FSI Directors who voted to approve the Proposed Transaction suffer from incurable conflicts of interest that hinder their ability to faithfully exercise their fiduciary duties towards the FSI shareholders. As one example, Defendant Mitchell, President, CEO, and Chairman of the Board, will continue to serve as President of the post-merger company and will be handsomely compensated as a result. For example, Defendant Mitchell stands to receive a lump cash sum of $440,000 as a bonus upon completion of the Proposed Transaction, in addition to the monetary compensation and executive perquisites he will continue to receive as an executive of the post-merger company. These insider benefits will not be enjoyed by the other public shareholders of FSI, like Plaintiff and the Class, who will be stripped of their investment for inadequate consideration.

44. To make matters worse, Defendants have attempted to bind FSI’s shareholder to the unfair Proposed Transaction by including several Deal Protection Devices in the Merger Agreement. For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. Should an unsolicited topping bidder somehow emerge, the Merger Agreement grants Tokyo Electron information matching rights that allow it to piggyback off the due diligence and expense of another interested bidder. The Merger Agreement also requires FSI to publicly reconfirm its support for the Proposed Transaction within ten days if requested by Tokyo Electron. Should a topping bidder still be undeterred, however, the Merger Agreement requires FSI to pay Tokyo Electron an $8,837,500 termination fee. The collective effect of these Deal Protection Devices is to unlawfully bind FSI to the Proposed Transaction by making the Company appear less attractive in order to deter any potential topping bidders who would properly compensate FSI shareholders for their shares through a fair process.

45. As if all of this were not enough, the Merger Agreement leaves FSI shareholders helpless to oppose the Proposed Transaction without Court intervention. Specifically, should FSI’s shareholders oppose they Proposed Transaction by refusing to tender a majority of the outstanding shares of the Company’s common stock (a condition precedent to closing the Tender Offer), the Merger Agreement grants Tokyo Electron an irrevocable Top-up Option to purchase an aggregate number of newly-issued FSI shares that would allow it to possess a majority of the outstanding FSI shares, thus circumventing shareholder approval of the Proposed Transaction.

46. Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest FSI’s public shareholders of their equity holdings and end FSI’s independent existence without providing FSI and its shareholders the maximized value to which they are entitled. Defendants know FSI will continue to produce substantial revenue and earnings for its shareholders and have engaged in self-dealing to assure themselves participation in the future growth of the Company after the Proposed Transaction is completed. Herein, Plaintiff alleges that the Proposed Transaction is being accomplished by deception, illegality, and in breach of Defendants’ fiduciary duties owed to FSI shareholders.

47. Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Class members of a fair and non-fraudulent sales process, all to the irreparable harm of Plaintiff and the Class.

48. Plaintiff and the other members of the Class have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

49. Plaintiff brings this action individually and as a class action on behalf of all holders of FSI stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”).

50. Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any Defendants.

51. This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.

52. The Class is so numerous that joinder of all members is impracticable. According to FSI’s SEC filings, on June 26, 2012, there were over 39 million shares of FSI’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders who are geographically dispersed across the country.

53. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class, in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

(d) whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Proposed Transaction by failing to disclose all material information upon which they are able to make an informed decision about whether to vote their shares in favor of the Proposed Transaction;

(e) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(f) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g) whether Tokyo Electron is aiding and abetting the wrongful acts of the Individual Defendants.

54. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

55. Plaintiff is an adequate representatives of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

56. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants.

57. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

58. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings Count Nos. IV—VI, below, derivatively in the right of and for the benefit of FSI, to redress injuries suffered, and to be suffered, by FSI as a direct result of the Individual Defendants’ breaches of fiduciary duty, corporate mismanagement, gross self-dealing, abuse of control, and conspiracy to abuse control.

60. This is not a collusive action to confer jurisdiction in this Court that it would not otherwise have.

61. Plaintiff will adequately and fairly represent the interests of FSI and its shareholders in enforcing and prosecuting their rights.

62. This action is brought to remedy violations of applicable law.

63. Plaintiff has not made a demand on the FSI Board prior to the filing of this Complaint because Plaintiff believes and alleges that a demand on the present Board of FSI to institute this action would be a futile, useless act and would result in irreparable injury to the Company because the entire Board participated in the wrongs complained of herein as follows:

a) The Board accepted the Tokyo Electron acquisition proposal on the unfair terms proposed;

b) The known principal wrongdoers and beneficiaries of the Proposed Transaction are in the position to, and do, dominate and control the Board. Thus, the Board could not, and cannot, exercise independent, objective judgment in deciding whether to bring this action nor vigorously prosecute this action against themselves;

c) The Board refused to take any steps to rescind these wrongful actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

d) To bring this action for breach of fiduciary duties, abuse of control, and unjust enrichment, the members of the Board would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company with whom they share close personal relationships and with whom they have entangling financial alliances, interests, and dependencies. Suing themselves, their friends, and their allies is not something the Individual Defendants would be willing to do; therefore, the Board would not be able to vigorously prosecute any such action;

e) The Board members receive substantial salaries, bonuses, payments, benefits, and other emoluments and perquisites by virtue of their membership on the Company’s Board and their control of FSI. Thus, the Board members have benefitted from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent, objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and, consequently, are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves; and

f) Due to FSI’s directors’ and officers’ liability insurance coverage, if the directors caused FSI to sue itself and the Company’s executive officers for the claims asserted herein, the directors and officers would be required to personally pay for any judgments entered against them. As a result, if these Defendants were to sue themselves, there would be no insurance coverage for this derivative action. Thus, the Individual Defendants will not sue themselves, because to do so would subject them and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone.

64. Therefore, Plaintiff has not made a demand on the Board, as such a demand would be a useless and futile act.

CAUSES OF ACTION

COUNT I

Breach of Fiduciary Duties

(Against the Individual Defendants)

65. Plaintiff repeats and realleges each allegation as though fully set forth herein.

66. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of FSI and have acted to put the interests of themselves and Tokyo Electron ahead of the interests of FSI’s shareholders.

67. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in FSI and the ability to participate in the future growth of the Company.

68. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, and independence, owed to the public shareholders of FSI because, inter alia, they failed to:

(a) fully inform themselves of the market value of FSI before entering into the Proposed Transaction;

(b) exercise valid business judgment in connection with Proposed Transaction;

(c) act in the best interests of the public shareholders of FSI common stock;

(d) maximize shareholder value;

(e) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(f) act in accordance with their fundamental duties of good faith, due care, and loyalty.

69. By reason of the foregoing acts, practices, and course of conduct, Defendants have knowingly or recklessly, and in bad faith, failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

70. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the maximized value they are entitled, all to the irreparable harm of Plaintiff and the Class.

71. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

72. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class and will seek an award of such fees and expenses at the appropriate time.

COUNT II

Claim for Aiding and Abetting

(Against Tokyo Electron)

73. Plaintiff repeats and realleges paragraphs 1 through 58, above, as though fully set forth herein.

74. Defendant Tokyo Electron is sued herein as an aider and abettor of the breaches of fiduciary duties described above by the Individual Defendants, as members of the Board of FSI.

75. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care owed to the public shareholders of FSI because, inter alia, they failed to:

(a) fully inform themselves of the market value of FSI before entering into the Proposed Transaction;

(b) act in the best interests of the public shareholders of FSI common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(e) act in accordance with their fundamental duties of good faith, due care, and loyalty.

76. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendant Tokyo Electron, which, therefore, aided and abetted such breaches via entering into the Proposed Transaction.

77. Defendant Tokyo Electron had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the public shareholders of FSI.

78. Defendant Tokyo Electron rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the public shareholders of FSI.

79. As a result of Defendant Tokyo Electron’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

80. As a result of the unlawful actions of Defendant Tokyo Electron, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for their investment FSI’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendant Tokyo Electron are enjoined by this Court, it will continue to aid and abet the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

81. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendant’s actions threaten to inflict.

82. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants FSI and Tokyo Electron. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT III

Claim for Equitable Relief Under Minn. Stat. §302A.467

(Against the Individual Defendants and Tokyo Electron)

83. Plaintiff repeats and realleges paragraphs 1 through 58, above, as though fully set forth herein.

84. Minn. Stat. §302A.467 (the “Act”) provides that “if a corporation or an officer or director of the corporation violates a provision of this chapter, a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.”

85. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of FSI and have acted to put the interests of themselves and Tokyo Electron ahead of the interests of FSI’s shareholders.

86. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in FSI and the ability to participate in the future growth of the Company.

87. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, and independence, owed to the public shareholders of FSI because, inter alia, they failed to:

(g) fully inform themselves of the market value of FSI before entering into the Proposed Transaction;

(h) exercise valid business judgment in connection with Proposed Transaction;

(i) act in the best interests of the public shareholders of FSI common stock;

(j) maximize shareholder value;

(k) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(l) act in accordance with their fundamental duties of good faith, due care, and loyalty.

88. Defendants’ aforementioned conduct constitutes a breach of their duties of loyalty and good faith in violation of Minn. Stat. §302A.251. As such, Plaintiff seeks equitable relief enjoining the Proposed Transaction and an award of expenses and attorneys’ fees pursuant to the Act.

COUNT IV

Claim For Corporate Waste

(Derivatively On Behalf Of FSI Against the Individual Defendants)

89. Plaintiff repeats and realleges paragraphs 1 through 64, above, as though fully set forth herein.

90. As explained above, the Individual Defendants’ conduct in connection with the Proposed Transaction constitutes a waste of corporate assets.

91. Specifically, by entering into the Merger Agreement with Tokyo Electron and expending needed funds from the Company’s coffers to consummate the Proposed Transaction, the Individual Defendants are engaging in a gross waste of corporate assets to the substantial detriment of the Company.

92. As a result of the Individual Defendants’ waste of FSI’s corporate assets, FSI has sustained, and will continue to sustain, irreparable harm for which it has no adequate remedy at law.

93. Plaintiff seeks to obtain a non-pecuniary benefit for FSI in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of FSI and will seek an award of such fees and expenses at the appropriate time.

COUNT V

Claim For Abuse of Control

(Derivatively On Behalf of FSI Against the Individual Defendants)

94. Plaintiff repeats and realleges paragraphs 1 through 64, above, as though fully set forth herein.

95. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over FSI to divert FSI’s valuable assets to Tokyo Electron and other Company insiders.

96. Defendants’ conduct constitutes an abuse of their ability to control and influence FSI, conduct for which all Defendants are legally responsible.

97. By reason of the foregoing, FSI has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

98. Plaintiff seeks to obtain a non-pecuniary benefit for FSI in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of FSI and will seek an award of such fees and expenses at the appropriate time.

COUNT VI

Claim For Breach Of Fiduciary Duty

(Derivatively On Behalf Of FSI Against The Individual Defendants)

99. Plaintiff repeats and realleges paragraphs 1 through 64, above, as though fully set forth herein.

100. The Individual Defendants engaged in the aforementioned conduct without exercising the reasonable and ordinary care that directors and officers, as fiduciaries, owe to a corporation and its shareholders and have thereby knowingly and/or recklessly breached, and/or aided and abetted breaches of, their fiduciary duties to the Company and/or its shareholders.

101. As a result of the Individual Defendants’ breach of fiduciary duty, FSI has sustained, and will continue to sustain, irreparable harm and has no adequate remedy at law.

102. Plaintiff seeks to obtain a non-pecuniary benefit for FSI in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of FSI and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

Plaintiff hereby demands trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands equitable and injunctive relief in her favor, and in favor of the Class, and against Defendants as follows:

A Declaring that this action is properly maintainable as a class action;

B Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is, therefore, unlawful and unenforceable;

C Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of FSI shareholders until the process for the sale or proper auction of the Company is completed and the highest possible price is obtained;

E Rescinding, to the extent already implemented, the Merger Agreement, the Proposed Transaction, or any of the terms thereof;

F Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G Granting any and all further relief as this Court may deem just and proper.

DATED: August 16, 2012	REINHARDT, WENDORF & BLANCHFIELD GARRETT D. BLANCHFIELD, JR. (#209855)

/s/ Garrett D. Blanchfield
Garrett D. Blanchfield

E-1250 First National Bank Bldg. 332 Minnesota Street St. Paul, MN 55101 Telephone: 651/287-2100 651/287-2103 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP STUART A. DAVIDSON
CULLIN A. O’BRIEN
MARK J. DEARMAN
CHRISTOPHER C. MARTINS
120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000 561/750-3364 (fax)

WILLIE BRISCOE THE BRISCOE LAW FIRM, PLLC 8117 Preston Road, Suite 300 Dallas, TX 75225 214/706-9314 214/706-9315 (fax)

Attorneys for Plaintiff

ACKNOWLEDGEMENT

The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

/s/ Garrett D. Blanchfield
GARRETT D. BLANCHFIELD